PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 16, 1996)
                                1,500,000 SHARES
                        RECKSON ASSOCIATES REALTY CORP.
                                  COMMON STOCK
                               ------------------

    Reckson Associates Realty Corp. and its subsidiaries and affiliated entities (the "Company") are engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York metropolitan area. Management believes that the Company is the largest publicly-traded owner and manager of Class A suburban office and industrial properties in the New York City Tri-State area. The Company currently owns 107 properties (including three joint venture properties) encompassing 8.6 million rentable square feet (the "Properties"). The Company operates as a self-administered and self-managed real estate investment trust (a "REIT").

    All of the shares of common stock of the Company, par value $.01 per share ("Common Stock"), offered hereby are being sold by the Company (the "Offering"). As of October 15, 1996, approximately 20% of the equity of the Company was beneficially owned by management of the Company.

    Since its initial public offering in June 1995 (the "IPO"), the Company has paid regular quarterly distributions to holders of its Common Stock. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "RA". On October 16, 1996, the last reported sale price of the Common Stock on the NYSE was $36 1/4 per share. See "Price Range of Common Stock and Distribution History". To ensure that the Company qualifies as a REIT, ownership of Common Stock by any single stockholder is limited to 9.0% of the number of shares or value of the Common Stock. See "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS
     TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                           --------------------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                           --------------------------

    The Underwriter has agreed to purchase from the Company the shares of Common Stock offered hereby at a purchase price of $34.79 per share, or an aggregate purchase price of $52,185,000. The Company has granted to the Underwriter a 30-day option to purchase up to 225,000 additional shares of Common Stock at a purchase price of $34.79 per share, solely to cover over-allotments, if any. If such option is exercised in full, the total proceeds to the Company will be $60,012,750, before deducting expenses payable by the Company, estimated at approximately $200,000.

    The shares of Common Stock offered hereby may be offered by the Underwriter from time to time in one or more transactions on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Underwriting."

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
                           --------------------------

    The shares of Common Stock are offered by the Underwriter subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Stock will be made on or about October 22, 1996 in New York, New York.
                           --------------------------

                              MERRILL LYNCH & CO.
                                ---------------

          The date of this Prospectus Supplement is October 16, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. CERTAIN TERMS USED BUT NOT DEFINED HEREIN ARE AS DEFINED IN THE ACCOMPANYING PROSPECTUS. AS USED IN THIS PROSPECTUS SUPPLEMENT, THE TERM "COMPANY" INCLUDES RECKSON ASSOCIATES REALTY CORP. AND ITS SUBSIDIARIES AND AFFILIATED ENTITIES, INCLUDING RECKSON OPERATING PARTNERSHIP, L.P. (THE "OPERATING PARTNERSHIP"), AND "RECKSON" INCLUDES THE PREDECESSOR ENTITIES THROUGH WHICH THE COMPANY CONDUCTED ITS BUSINESS PRIOR TO ITS INITIAL PUBLIC OFFERING IN JUNE 1995.

                                  THE COMPANY

    Reckson Associates Realty Corp. commenced operations effective with the completion of its initial public offering (the "IPO") on June 2, 1995. The Company was formed for the purpose of continuing the commercial real estate business of Reckson Associates, its affiliated partnerships and other entities ("Reckson"). For more than 35 years, Reckson has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York metropolitan area. Based on industry surveys, management believes that the Company is the largest publicly-traded owner and manager of Class A suburban office and industrial properties in the New York City metropolitan Tri-State area of New York, New Jersey and Connecticut (the "Tri-State area"). The Company's growth strategy is currently focused on suburban markets within a 50 mile radius surrounding New York City. The Company operates as a fully-integrated, self administered and self-managed REIT. As of October 15, 1996, the Company owned 107 properties (the "Properties") (including three joint venture properties) encompassing 8.6 million rentable square feet, all of which are managed by the Company. The Properties consist of 32 Class A suburban office properties (the "Office Properties") encompassing approximately 4.4 million rentable square feet, 73 industrial properties (the "Industrial Properties") encompassing approximately
4.2 million rentable square feet and two 10,000 square foot retail properties. In addition, as of October 15, 1996, the Company owned or had contracted to acquire approximately 135 acres of land in eight separate parcels that may present future development opportunities. Also, as of October 15, 1996, the Company had invested approximately $23 million in certain mortgage indebtedness encumbering an office property on Long Island.

    The Office Properties are Class A suburban office buildings and are well-located, well-maintained and professionally managed. In addition, these Properties are modern with high finishes or have been modernized to successfully compete with newer buildings and achieve among the highest rent, occupancy and tenant retention rates within their markets. The majority of the Office Properties are located in five planned office parks and are tenanted primarily by national service firms such as "big six" accounting firms, securities brokerage houses, insurance companies and health care providers. The Industrial Properties are utilized for distribution, warehousing, research and development and light manufacturing/assembly activities and are located primarily in three planned industrial parks.

    As of October 15, 1996, the largest Property in which the Company owned an interest was the Omni, a 575,000 square foot Class A office complex completed in 1991 and located in the Company's Nassau West Corporate Center office park. As of October 15, 1996, the Omni was approximately 89% leased. The Company owns, through the Operating Partnership, a 60% managing general partner interest in Omni Partners, L.P., the partnership that owns the Omni. The remaining 40% interest is held by an unrelated third party.

    Since the IPO, the Company has acquired or contracted to acquire more than $310 million of Class A suburban office and industrial properties encompassing more than 4.7 million square feet located in the Tri-State area. In that regard, since the IPO, the Company has acquired five Class A suburban Office Properties and 13 Industrial Properties encompassing approximately 547,000 and 1.2 million square feet, respectively, located on Long Island, 11 Class A suburban Office Properties encompassing approximately 1.5 million square feet located in Westchester County, New York and six Class A suburban Office Properties encompassing approximately 800,000 square feet located in Stamford, Connecticut. See

"Recent Developments." In addition, the Company recently acquired for approximately $23 million an approximately 70% interest in mortgage indebtedness encumbering a 350,000 square foot Class A suburban office building located in Lake Success, New York and having an outstanding principal balance of approximately $51 million. See "Risk Factors--Real Estate Investment Risks--Investments in Mortgage Debt" in the accompanying Prospectus. Furthermore, the Company is currently under contract to acquire seven industrial properties encompassing approximately 700,000 square feet for an aggregate purchase price of $22.1 million. There can be no assurance that any of these acquisitions will be completed, since they are still subject to due diligence and certain other contingencies.

    All of the Company's interests in the Properties are held directly or indirectly by, and substantially of its operations relating to the Properties are conducted through, the Operating Partnership. The Company controls the Operating Partnership as the sole general partner and as of October 15, 1996, owned approximately 76% of the Operating Partnership's outstanding units of limited partnership ("Units").

    The Company's executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number at that location is (516) 694-6900. At September 30, 1996, the Company had 136 employees.

                              RECENT DEVELOPMENTS

    On October 7, 1996, the Company acquired Landmark Square, a six building office complex (collectively, "Landmark Square") encompassing an aggregate of approximately 800,000 square feet located in Stamford, Connecticut. The Company purchased Landmark Square from the Metropolitan Life Insurance Company ("MetLife") for approximately $77 million. The acquisition was funded with a first mortgage provided by MetLife in the amount of $50 million, and $27 million of borrowings incurred under the Credit Facility (as defined herein). The first mortgage loan bears interest at a rate of 8.02% and is scheduled to mature on November 1, 2006.

    Landmark Square was developed between 1973 and 1984 by the F.D. Rich Company and is presently approximately 85% leased to such tenants as Guinness PLC/United Distillers, Crown Theater, McKinsey & Co. and Fleet Bank. Landmark Square is located on seven acres in the heart of Stamford, contiguous to Stamford Town Center, a 900,000 square foot upscale shopping mall. Landmark Square offers such amenities as a full service athletic facility and the Landmark Club, one of Stamford's premier dining clubs. The Company plans to immediately commence an approximately $11.5 million, five year capital improvement program to upgrade the portfolio, which has been effectively operated or controlled institutionally since 1991.

    Management believes that acquisition of Landmark Square is consistent with the strategies adhered to by the Company in acquiring its Long Island and Westchester portfolios. The Company has historically emphasized "anchor acquisitions" in suburban office parks (I.E., an acquisition of a portfolio of properties in a prime location that provides the Company with a critical mass sufficient to create operating efficiencies). The Landmark Square acquisition affords the Company the opportunity to enter the Stamford market by acquiring a large portfolio of Class A office properties that are contained in a well located office park. In that regard, the Landmark Square acquisition is similar to the Company's anchor acquisition in Westchester County which was consummated in February 1996 through the acquisition for approximately $86 million of seven Class A office properties and a 60% interest in an eighth office property and associated management and construction operations from affiliates of Halpern Enterprises. Furthermore, management believes that Stamford has many of the same market characteristics that the Company has found attractive in the Long Island and Westchester markets, including its "in-fill" nature and lack of land available for future development, a productive workforce and affluent population.

                                USE OF PROCEEDS

    The net cash proceeds to the Company from the Offering are estimated to be approximately $52.0 million (approximately $59.8 million if the Underwriters' over-allotment option is exercised in full). Management intends to use approximately $42 million of the aggregate net proceeds of the Offering to repay borrowings incurred under the Credit Facility (as defined below) in connection with the acquisition of Landmark Square and certain other recent property acquisitions. See "Recent Developments." The balance of the proceeds (approximately $10 million) will be used to fund the acquisition of other properties, to pay down additional indebtedness under the Credit Facility and/or to establish additional working capital.

    If the Underwriters' over-allotment option for the Offering is exercised in full, the Company expects to use the additional net proceeds (which would be approximately $7.8 million) to fund the acquisition of additional properties, to pay down additional indebtedness and/or to establish additional working capital.

    Pending application of the net proceeds, the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to qualify for taxation as a REIT.

    The Company's $150 million credit facility (the "Credit Faciity") is scheduled to mature on June 2, 1997 and bears interest at a floating rate equal to one month LIBOR plus 1.75% (175 basis points). On September 30, 1996, the interest rate on the Credit Facility borrowings assumed to be repaid with the proceeds of the offering was approximately 7.19%. Under certain circumstances, the Company may extend the Credit Facility for a period of one year. The Credit Facility provides for a maximum borrowing amount of $150 million (subject to satisfaction of certain collateral requirements) and requires the Company to comply with a number of financial and other covenants.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

    The Company's Common Stock commenced trading on the NYSE on May 25, 1995, under the symbol "RA." On October 16, 1996, the reported closing sale price per share of Common Stock on the NYSE was $36 1/4 and there were approximately 133 holders of record of the Company's Common Stock. The following table sets forth the quarterly high and low closing sales prices per share of the Common Stock reported on the NYSE and the distributions paid by the Company with respect to each such period.

QUARTER ENDED                                                  HIGH        LOW     DISTRIBUTION
-----------------------------------------------------------  ---------  ---------  -----------
June 30, 1995 (from June 2, 1995)..........................  $  24.625  $  24.00    $  .1799 (1)
September 30, 1995.........................................  $  27.875  $  24.25    $  .5781
December 31, 1995..........................................  $  29.50   $  25.875   $  .5781
March 31, 1996.............................................  $  32.25   $  29.125   $  .5781
June 30, 1996..............................................  $  33.00   $  29.25    $  .60   (2)
September 30, 1996.........................................  $  37.125  $  31.00    $  .60   (3)

------------------------

(1) The Company paid a distribution of $.1799 per share of Common Stock on July 14, 1995, for the period June 2, 1995 (the closing date of the IPO) through June 30, 1995, which was approximately equivalent to a quarterly distribution of $.5781 and an annual distribution of $2.31 per share of Common Stock.

(2) Commencing with the distribution for the quarter ended June 30, 1996, the Board of Directors of the Company increased the quarterly distribution to $.60 per share, which is equivalent to an annual distribution of $2.40 per share and represented an increase of $.09 per share or approximately 4% over the annualized distribution rate of $2.31 per share established at the time of the IPO.

(3) This distribution was paid on October 15, 1996 to holders of record on October 1, 1996. Consequently, investors in the Offering will not be entitled to receive this distribution.

    Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual Funds from Operations of the Company, its financial condition, its capital requirements, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Considerations" in the accompanying Prospectus), and such other factors as the Board of Directors deems relevant. There can be no assurance that any such distributions will be made by the Company.

    Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable reduction of the stockholder's basis in its shares of Common Stock to the extent thereof, and thereafter as taxable gains. Distributions that are treated as a reduction of the stockholder's basis in its shares of Common Stock will have the effect of deferring taxation until the sale of the stockholder's shares.

    In the future the Company may implement a distribution reinvestment program under which holders of Common Stock may elect automatically to reinvest distributions in additional Common Stock. The Company may, from time to time, repurchase Common Stock in the open market for purposes of fulfilling its obligations under this dividend reinvestment program, if adopted, or may elect to issue additional Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement among Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), the Company and the Operating Partnership (collectively, the "Underwriting Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 1,500,000 shares of Common Stock.

    The Underwriting Agreement provides that the Underwriter's obligation to purchase the shares of Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any are purchased.

    The Underwriter has advised the Company that it proposes to offer the shares of Common Stock offered hereby for sale, from time to time, to purchasers, directly or through agents, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices; provided that any offering price set in any calendar day will not be increased more than once during such day.

    Brokers, dealers, agents and underwriters that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters under the Securities Act of 1933. Those who act as underwriter, broker, dealer or agent in connection with the sale of the shares of Common Stock offered hereby will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

    The Company has granted to the Underwriter an option to purchase up to an additional 225,000 shares of Common Stock, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement.

    The Company has agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, transfer, hypothecate, grant any option for the sale of, or otherwise dispose of any shares of Common Stock for a period of 30 days after the date of this Prospectus Supplement, without the prior written consent of the Underwriter.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

    The Underwriter and certain of its affiliates, from time to time, engage in transactions with, and have performed and will perform services for, the Company in the ordinary course of business. Certain such services may be provided by the Underwriter to the Company at a fee level which is lower than that which the Underwriter might otherwise charge for comparable services.

                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby and certain legal matters described under "Federal Income Tax Considerations" in the accompanying Prospectus will be passed upon for the Company by Brown & Wood LLP, New York, New York. In addition, certain legal matters will be passed upon for the Underwriter by Rogers & Wells, New York, New York. Brown & Wood LLP and Rogers & Wells will rely on Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.

PROSPECTUS

                                  $250,000,000

                        RECKSON ASSOCIATES REALTY CORP.

                   COMMON STOCK, PREFERRED STOCK AND WARRANTS
                               ------------------

    Reckson Associates Realty Corp. (the "Company") may offer and issue from time to time (i) shares of its common stock, $.01 par value per share (the "Common Stock"), (ii) shares of its preferred stock, $.01 par value per share (the "Preferred Stock"), and (iii) warrants to purchase Common Stock or Preferred Stock (the "Warrants"), with an aggregate initial public offering price of up to $250,000,000 on terms to be determined at the time of offering. The Common Stock, Preferred Stock and Warrants (collectively, the "Securities") may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price and (iii) in the case of Warrants, the Securities as to which such Warrants may be exercised, the duration, offering price, exercise price and detachability features. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Capital Stock".

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE SECURITIES.

    The Securities may be offered directly or through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. No Securities may be sold by the Company through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities. See "Plan of Distribution."
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
 THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
             ENDORSED THE MERITS OF THIS OFFERING. ANY
                         REPRESENTATION TO THE
                                      CONTRARY
                                                IS
                                                UNLAWFUL.
                            ------------------------

                The date of this Prospectus is October 16, 1996.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the office of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        1.  Annual Report on Form 10-K for the year ended December 31, 1995.

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and the Forms 10-Q/A filed on August 22, 1996 and October 8, 1996.

        3. Current Reports on Form 8-K and Form 8-K/A filed on March 8, 1996 and March 27, 1996, respectively.

        4.  Current Report on Form 8-K filed on October 1, 1996.

        5.  The description of the Company's Common Stock which is contained in
    Item 1 of the Company's registration statement on Form 8-A, as amended, filed May 9, 1995 pursuant to Section 12 of the Exchange Act.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Reckson Associates Realty Corp., 225 Broadhollow Road, Melville, New York 11747, Attn: Jason M. Barnett, Vice President--Legal Affairs (516) 694-6900.

                                  THE COMPANY

    Reckson Associates Realty Corp. (the "Company") was incorporated in September 1994 and commenced operations effective with the completion of its initial public offering (the "IPO") on June 2, 1995. The Company, together with Reckson Operating Partnership, L.P. (the "Operating Partnership"), were formed for the purpose of continuing the commercial real estate business of Reckson Associates, its affiliated partnerships and other entities ("Reckson"). For more than 35 years, Reckson has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York metropolitan area. Based on industry surveys, management believes that the Company is the largest publicly-traded owner and manager of Class A suburban office and industrial properties in the New York City metropolitan Tri-State area of New York, New Jersey and Connecticut. The Company's growth strategy is currently focused on suburban markets within a 50 mile radius surrounding New York City. The Company operates as a fully-integrated, self administered and self-managed REIT. As of October 15, 1996, the Company owned 107 properties (the "Properties") (including three joint venture properties) encompassing 8.6 million rentable square feet, all of which are managed by the Company. The Properties consist of 32 Class A suburban office properties (the "Office Properties") encompassing approximately 4.4 million rentable square feet, 73 industrial properties (the "Industrial Properties") encompassing approximately 4.2 million rentable square feet and two 10,000 square foot retail properties. In addition, as of October 15, 1996, the Company owned or had contracted to acquire approximately 135 acres of land in eight separate parcels that may present future development opportunities. Also, as of October 15, 1996, the Company had invested approximately $23 million in mortgage indebtedness encumbering an office property on Long Island. See "Risk Factors--Real Estate Investment Risks--Investments in Mortgage Debt".

    The Office Properties are Class A suburban office buildings and are well-located, well-maintained and professionally managed. In addition, these properties are modern with high finishes or have been modernized to successfully compete with newer buildings and achieve among the highest rent, occupancy and tenant retention rates within their markets. The majority of the Office Properties are located in four planned office parks and are tenanted primarily by national service firms such as "big six" accounting firms, securities brokerage houses, insurance companies and health care providers. The Industrial Properties are utilized for distribution, warehousing, research and development and light manufacturing/assembly activities and are located primarily in three planned industrial parks.

    As of October 15, 1996 the largest Property in which the Company owned an interest was the Omni, a 575,000 square foot Class A office complex completed in 1991 and located in the Company's Nassau West Corporate Center office park. As of October 15, 1996, the Omni was approximately 89% leased. The Company owns, through the Operating Partnership, a 60% managing general partner interest in Omni Partners, L.P. (the "Omni Partnership"), the partnership that owns the Omni. The remaining 40% interest is held by an unrelated third party.

    The Company's executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number at that location is (516) 694-6900. At October 15, 1996, the Company had 136 employees.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW. AN INVESTMENT IN THE SECURITIES INVOLVES VARIOUS RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY (THE "OFFERING").

DEPENDENCE ON LONG ISLAND, WESTCHESTER AND STAMFORD MARKET CONDITIONS DUE TO
  LIMITED GEOGRAPHIC DIVERSIFICATION

    Currently, all but one of the Properties are located on Long Island, New York, in Westchester County, New York or in Stamford, Connecticut. Consequently, the Company is dependent upon the continued demand for office, industrial and other commercial space in such markets and throughout the Tri-State area. Like other real estate markets, the Long Island, Westchester and Stamford commercial real estate markets have experienced periodic economic fluctuations and a future decline in the Long Island, Westchester or Stamford economy or in the market for commercial real estate could affect the Company's cash available for distribution and its ability to make distributions to shareholders.

CONFLICTS OF INTEREST IN THE BUSINESS OF THE COMPANY

    TAX CONSEQUENCES UPON SALE OR REFINANCING. Holders of units of limited partnership of the Operating Partnership ("Units") or co-owners of properties not owned entirely by the Company may suffer different and more adverse tax consequences than the Company upon the sale or refinancing of the Properties owned by the Operating Partnership and therefore such holders or co-owners and the Company may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such Properties. While the Company, as the sole general partner of the Operating Partnership, has the exclusive authority as to whether and on what terms to sell or refinance each Property owned solely by the Operating Partnership, those Directors and officers of the Company who hold Units may seek to influence the Company not to sell or refinance the Properties, even though such a sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a Property with a higher level of debt.

    POLICIES WITH RESPECT TO CONFLICTS OF INTEREST. The Company has adopted certain policies designed to eliminate or minimize conflicts of interest. These policies include a requirement that all transactions in which officers or Directors have a conflicting interest must be approved by a majority of the Directors of the Company who are neither officers of the Company nor affiliated with Reckson (the "Independent Directors"). However, there can be no assurance that these policies will be successful in minimizing or eliminating such conflicts and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

RISKS OF ADVERSE EFFECT ON COMPANY FROM DEBT SERVICING AND REFINANCING,
  INCREASES IN INTEREST RATES, FINANCIAL COVENANTS AND ABSENCE OF LIMITATION OF DEBT

    DEBT FINANCING. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. There can be no assurance that the Company will be able to refinance any indebtedness the Company may incur or to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

    EXISTING DEBT MATURITIES; FORECLOSURES. The Company anticipates that only a portion of the principal of the Company's mortgage indebtedness currently outstanding will be repaid prior to maturity. However, the Company may not have on hand funds sufficient to repay such indebtedness at maturity; it may therefore be necessary for the Company to refinance debt through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to stockholders. Further, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property or properties could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company. In addition, even with respect to non-recourse indebtedness, the lender may have the rights to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities.

    RISK OF RISING INTEREST RATES. Outstanding advances under the Credit Facility (defined below) bear interest at a variable rate. In addition, the Company may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's ability to pay expected distributions to stockholders.

    CREDIT FACILITY REQUIREMENTS. The Operating Partnership has established a credit facility (the "Credit Facility") with a maximum borrowing amount of $150 million with Salomon Brothers Realty Corp. ("SBRC"). The Credit Facility requires the Operating Partnership to comply with a number of customary financial and other covenants on an ongoing basis and to establish, upon SBRC's request, reserves for taxes, insurance and capital expenditures. Accordingly, the amount of available financing under the Credit Facility is determined by compliance therewith. The Credit Facility is scheduled to mature on June 2, 1997 and, under certain circumstances, may be extended by the Operating Partnership for a period of one year. In addition, the Operating Partnership has the right to convert outstanding borrowings at maturity to a five-year mortgage loan at a fixed rate equal to the then prevailing interest rate on five-year treasury instruments plus a spread, provided that certain specified conditions are satisfied.

    Borrowings under the Credit Facility are guaranteed by Reckson FS Limited Partnership (the "Financing Partnership") and such guarantee is secured currently by a first mortgage lien in the amount of $45 million and an unrecorded second mortgage lien in the amount of $55 million on certain Properties that have been contributed by the Operating Partnership to the Financing Partnership. If payments required under the Credit Facility cannot be made or if there should occur other events of default, SBRC may seek to foreclose on those assets securing borrowings under the Credit Facility which could have a material adverse effect on the ability of the Company to make expected distributions to stockholders and distributions required by the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, upon expiration of the term of the Credit Facility, it is anticipated that the Operating Partnership will be required to obtain an extension or renewal of the Credit Facility or refinance borrowings thereunder through the issuance of debt or equity securities or alternative lending sources.

    NO LIMITATION ON DEBT. The Company currently has a policy of incurring debt only if upon such incurrence the Company's Debt Ratio would be 50% or less. For these purposes, Debt Ratio is defined as the total debt of the Company as a percentage of the market value of outstanding shares of Common Stock on a full diluted basis plus total debt. However, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash available for distribution to stockholders and could increase the risk of default on the Company's indebtedness.

LIMITS ON OWNERSHIP AND CHANGES IN CONTROL MAY DETER CHANGES IN MANAGEMENT AND
  THIRD PARTY ACQUISITION PROPOSALS

    OWNERSHIP LIMIT. In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year). In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its stockholders, the Articles of Amendment and Restatement to the Articles of Incorporation of the Company (the "Articles of Incorporation") limit ownership of the issued and outstanding Common Stock by any single stockholder to 9.0% of the number or value of the outstanding shares of Common Stock from time to time. See "Restrictions on Ownership of Capital Stock." Such provision may have the effect of precluding a change of control of the Company by a third party without the consent of the Board of Directors even if a change of control were in the best interests of stockholders.

    STAGGERED BOARD. The Board of Directors of the Company is divided into three classes of directors. The terms of the first, second and third classes will expire in 1999, 1997 and 1998, respectively. Directors for each class are chosen for a three-year term upon the expiration of the applicable prior term.

    REQUIRED CONSENT OF HOLDERS OF UNITS FOR CERTAIN TRANSACTIONS. For the five-year period following completion of the IPO, the Operating Partnership may not sell, transfer or otherwise dispose of all or substantially all of its assets or engage in any other similar transaction (regardless of the form of such transaction) without the consent of the holders of 85% of all outstanding Units. This voting requirement could delay, defer or prevent a change in control of the Company.

RISKS OF ACQUISITION, DEVELOPMENT AND CONSTRUCTION ACTIVITIES

    The Company intends to acquire existing office and industrial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

    The Company also intends to continue the selective development and construction of office and industrial properties in accordance with the Company's development and underwriting policies as opportunities arise in the future. Risks associated with the Company's development and construction activities include the risks that: the Company may abandon development opportunities after expending resources to determine feasibility; construction costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above occur, the Company's ability to make expected distributions to stockholders could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

REAL ESTATE INVESTMENT RISKS

    GENERAL RISKS. Investments of the Company are subject to the risks incident to the ownership and operation of commercial real estate generally. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash available for distributions and ability to make distributions to its stockholders will be adversely affected.

    A commercial property's revenues and value may be adversely affected by a number of factors, including the national, state and local economic climate and real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the ability to collect on a timely basis all rent from tenants; the expense of periodically renovating, repairing and reletting spaces; and increasing operating costs (including real estate taxes and utilities) which may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the property. If a property is mortgaged to secure the payment of indebtedness and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing. Also, the rentable square feet of commercial property is often affected by market conditions and may therefore fluctuate over time.

    TENANT DEFAULTS. Substantially all of the Company's income is derived from rental income from real property and, consequently, the Company's distributable cash flow and ability to make expected distributions to stockholders would be adversely affected if a significant number of tenants of its properties failed to meet their lease obligations. In the event of a default by a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment.

    MARKET ILLIQUIDITY. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, provisions of the Code limit a REIT's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties at a time when it is otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders.

    OPERATING RISKS. The Properties are subject to operating risks common to commercial real estate in general, any and all of which may adversely affect occupancy or rental rates. The Properties are subject to increases in operating expenses such as cleaning; electricity; heating, ventilation and air conditioning ("HVAC"); elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. While the Company's tenants generally are currently obligated to pay a portion of these escalating costs, there can be no assurance that tenants will agree to pay such costs upon renewal or that new tenants will agree to pay such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. While the Company implements costs saving incentive measures at each of its Properties, if any of the above occurs, the Company's ability to make distributions to stockholders could be adversely affected.

    COMPETITION. There are numerous commercial properties that compete with the Company in attracting tenants and numerous companies that compete in selecting land for development and properties for acquisition.

    THIRD-PARTY PROPERTY MANAGEMENT AND CONSTRUCTION. The Company pursues actively (through its affiliated management company) the management of properties which are owned by third parties. Risks associated with the management of properties owned by third parties include the risk that management contracts (which are typically cancelable without notice) will be terminated by the entity controlling the property or in connection with the sale of such property, that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed by the Company, resulting in decreased management fee income. The Company's third-party interior construction business (which is conducted through its affiliated construction company) is subject to similar risks.

    UNINSURED LOSS. The Company carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the Properties, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or relating to pollution) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a property, as well as the anticipated future revenue from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss would adversely affect the business of the Company and its financial condition and results of operations.

    INVESTMENTS IN MORTGAGE DEBT. From time to time, the Company may invest in mortgages which are secured by office or industrial properties and, in certain circumstances, may result in the acquisition of the related properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial properties, investments in mortgage indebtedness present additional risks, including the risk that the fee owners of such properties may default in payments of interest on a current basis and that the Company may not realize its anticipated return or sustain losses relating to such investments. In that regard, on July 31, 1996, the Company acquired an approximately 70% interest in certain mortgage indebtedness (the "Mortgage Note") encumbering an approximately 350,000 square foot office building on Long Island. The borrower under the Mortgage Note is an independent limited partnership (the "Borrower"). The Mortgage Note had an outstanding principal balance on the date of acquisition of approximately $51 million (excluding accrued but unpaid interest thereon) and the Company acquired its interest therein for approximately $22.8 million (or approximately 65% of the Company's interest in such principal balance). An approximately 10% interest in the Mortgage Note is owned by an independent commercial bank that is the named mortgagee under the related loan documentation (the "Lead Bank") and the remaining 20% interest is held by an independent real estate investor. Cash flow from the property has been insufficient to service payments required under the Mortgage Note prior to and since the Company acquired an interest therein and it is expected that such shortfall will continue in the near future. Consequently, the Borrower has defaulted on its obligations thereunder. The Lead Bank, which maintains control of substantially all rights and remedies under the Mortgage Note and related loan documentation, has commenced foreclosure proceedings against the Borrower. The outcome of these proceedings remains uncertain and it is not possible to predict whether the Company, the Lead Lender or any other party will ultimately obtain title to the property. Nor is it possible to predict the duration of such proceedings. In that regard, the Borrower may seek protection under applicable bankruptcy laws and resolution may be delayed for years. Furthermore, the Company has no independent authority to enforce the provisions of the Mortgage Note or the related loan documentation. In addition, the Company has been unable to obtain from the Borrower certain financial and other information regarding the property's operations, including information regarding current leasing activity.

RISKS INVOLVED IN PROPERTY OWNERSHIP THROUGH PARTNERSHIPS AND JOINT VENTURES

    The Company owns through the Operating Partnership a 60% general partner interest in the Omni Partnership. Odyssey Partners, L.P. and an affiliate of Odyssey (collectively, "Odyssey") own the remaining 40% interest. Through its partnership interest, the Company acts as managing partner and has the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the Omni Partnership Agreement. These limitations include Odyssey's right to negotiate under certain circumstances a refinancing of the mortgage debt encumbering the Omni and Odyssey's right of first refusal to purchase the Omni at the proposed sales price to a third party. In addition, during the four year period that commenced on the first anniversary of the closing of the IPO (I.E., June 2, 1996), Odyssey may elect to require the Operating Partnership to purchase its partnership interest in the Omni Partnership at a price based on its fair market value. The Operating Partnership will continue to act as the sole managing partner of the Omni Partnership unless the Operating Partnership fails to satisfy certain conditions specified in the Omni Partnership Agreement. Under such circumstances, the Operating Partnership may convert to a co-managing partner with an Odyssey affiliate or a limited partner (in which case an Odyssey affiliate would become the sole managing partner).

    In addition, the Company may in the future acquire either a limited partnership interest in a property partnership without partnership management responsibility or a co-venturer interest or co-general partnership interest in a property partnership with shared responsibility for managing the affairs of a property partnership or joint venture and, therefore, will not be in a position to exercise sole decision-making authority regarding the property partnership or joint venture. In that regard, the Company (through the Operating Partnership) owns a 60% managing member interest in a limited liability company that owns 520 White Plains Road, a 171,761 square foot office building located in Tarrytown, New York. The remaining 40% member interest is held by Tarrytown Corporate Center III, L.P., a partnership affiliated with the Halpern organization ("TCC"). Pursuant to the member agreement governing the joint venture arrangement, the Company will be required to obtain the consent of TCC prior to engaging in certain activities, including entering into or modifying a major lease (I.E., a lease for more than 25,000 rentable square feet), financing or refinancing indebtedness encumbering the property and selling or otherwise transferring the property. The Company also owns (through the Operating Partnership) a 50% co-managing member interest in a limited liability company that owns 360 Hamilton Avenue, a 365,000 square foot office building located in White Plains, New York. The remaining 50% co-managing member interest is held by an unaffiliated corporation. Pursuant to the member agreement governing this joint venture, decisions that affect the business and affairs of the joint venture generally require the approval of both co-managing members and such members are jointly responsible for the day-to-day operation of the property.

    Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or co-venturer might become bankrupt, that such partners or co-venturer might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturer may be in a position to take action contrary to the instructions or the requests of the Company and contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither the Company nor the partner or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

POTENTIAL ENVIRONMENTAL LIABILITY RELATED TO THE PROPERTIES

    Under various Federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefore as to any property is generally not limited under such enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition, or in the event of renovation or demolition. Such laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

    All of the Office Properties and all of the Industrial Properties have been subjected to a Phase I or similar environmental audit after April 1, 1994 (which involved general inspections without soil sampling, ground water analysis or radon testing and, for the Properties constructed in 1978 or earlier, survey inspections to ascertain the existence of ACMs were conducted) completed by independent environmental consultant companies (except for 35 Pinelawn Road which was originally developed by Reckson and subjected to a Phase I in April
1992). These environmental audits have not revealed any environmental liability that would have a material adverse effect on the Company's business.

RISKS OF FAILURE TO QUALIFY AS A REIT

    The Company intends to operate so as to qualify as a REIT under the Code commencing with its taxable year ended December 31, 1995. Although management of the Company believes that the Company has been organized and operates in such a manner, no assurance can be given that the Company will qualify or remain qualified as a REIT. See "Federal Income Tax Considerations."

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK AND PREFERRED STOCK

    One of the factors that influences the market price of the shares of Common Stock in public markets is the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to demand a higher annual yield from future distributions. Such an increase in the required distribution yield may adversely affect the market price of the Common Stock. Similar risks may apply to shares of Preferred Stock.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Securities offered hereby will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of the Company's existing properties. Further details relating to the use of the net proceeds will be set forth in the applicable Prospectus Supplement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                        JUNE 3, 1995      JANUARY 1, 1995           YEAR ENDED DECEMBER 31,
 SIX MONTHS ENDED            TO                 TO         ------------------------------------------
   JUNE 30, 1996      DECEMBER 31, 1995    JUNE 2, 1995      1994       1993       1992       1991
-------------------  -------------------  ---------------  ---------  ---------  ---------  ---------
2.83x.........                2.71x            0.96x(1)      0.97x(1)   0.65x(1)   0.70x(1)   0.67x(1)

------------------------

(1) Prior to completion of the IPO on June 2, 1995, the Company's predecessors operated in a manner as to minimize net taxable income to the owners. The IPO and the related formation transactions permitted the Company to deleverage its properties significantly, resulting in a significantly improved ratio of earnings to fixed charges.

    The ratios of earnings to combined fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations before minority interest and fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratio of earnings to combined fixed charges and Preferred Stock dividends are unchanged from the ratios in this section.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    The Articles of Incorporation of the Company provide that the Company may issue up to 25 million shares of preferred stock, $.01 par value per share, of which no Preferred Stock was outstanding at the date hereof.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles of Incorporation and Bylaws of the Company and any applicable articles supplementary to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

    The issuance of Preferred Stock could adversely affect the voting power, dividend rights and other rights of holders of Common Stock. Issuance of Preferred Stock also could, depending on the terms of such issue, either impede, delay, prevent or facilitate a merger, tender offer or change in control of the Company. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of Preferred Stock will provide the Company with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

TERMS

    Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights.

    Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

        (1) The title and stated value of such Preferred Stock;

        (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

        (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

        (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

        (6) The provision for a sinking fund, if any, for such Preferred Stock;

        (7) The provision for redemption, if applicable, of such Preferred
    Stock;

        (8) Any listing of such Preferred Stock on any securities exchange;

        (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

       (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

       (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

       (12) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

       (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

       (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of

Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend period and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed PRO RATA from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no rights or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; PROVIDED, HOWEVER, with respect to the occurrence of any of the Events set forth in (ii) above so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

    As discussed below under "Description of Common Stock--General," applicable Maryland law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

    As discussed below under "Restrictions on Ownership of Capital Stock," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The Company's Articles of Amendment and Restatement (the "Articles of Incorporation") provide that the Company may issue up to 100 million shares of Common Stock, $.01 par value per share. Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to stockholders for a vote and cumulative voting is not permitted. Holders of the Common Stock do not have preemptive rights. At September 30, 1996, there were 10,439,200 shares of Common Stock outstanding.

    All shares of Common Stock offered hereby have been duly authorized, and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Articles of Incorporation regarding Excess Stock (as defined under "Restrictions on Ownership of Capital Stock"), holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

    Subject to the provisions of the Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Articles of Incorporation regarding Excess Stock, shares of Common Stock will have equal dividend, liquidation and other rights.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

    Under the Maryland General Corporation Law, as amended (the "MGCL"), a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Articles of Incorporation do not provide for a lesser percentage in such situations. In addition, the Operating Partnership Agreement provides that for the five-year period following the completion of the IPO, the Operating Partnership may not sell, transfer or otherwise dispose of all or substantially all of its assets or engage in any other similar transaction (regardless of the form of such transaction) without the consent of the holders of 85% of all outstanding Units.

    The Articles of Incorporation authorize the Board of Directors to reclassify any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

    The Company's Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The Company believes that classified directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board. The use of a staggered board may render more difficult a change in control of the Company or removal of incumbent management.

RESTRICTIONS ON OWNERSHIP

    For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding Common Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year and the Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors has adopted, and the stockholders prior to the IPO approved, a provision in the Articles of Incorporation restricting the ownership or acquisition of shares of Common Stock. See "Restrictions on Ownership of Capital Stock."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

    The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price or prices of such Warrants may be payable; (5) the designation, amount and terms of the Securities purchasable upon exercise of such Warrants; (6) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such security; (7) if applicable, the date on and after which such Warrants and the Securities purchasable upon exercise of such Warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the Securities purchasable upon exercise of such Warrants may be purchased; (9) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such Warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of certain federal income tax considerations; and (13) any other material terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

EXCESS STOCK

    The Articles of Incorporation provide that the Company may issue up to 75 million shares of excess stock, par value $.01 per share ("Excess Stock"). For a description of Excess Stock, see "--Restrictions on Ownership" below.

RESTRICTIONS ON OWNERSHIP

    For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Pursuant to the Code, Common Stock held by certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of such entities for purposes of the Five or Fewer Requirement (I.E., the beneficial owners of such entities will be counted as shareholders of the Company). In order to protect the Company against the risk of losing its status as a REIT due to a concentration of ownership among its stockholders, the Articles of Incorporation, subject to certain exceptions, provide that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate number or value of the Company's outstanding shares of Common Stock. In the event the Company issues Preferred Stock, it may, in the Designating Amendment, determine a limit on the ownership of such stock. Any direct or indirect ownership of shares of stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of
Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's REIT status and the Board of Directors otherwise decides that such action is in the best interest of the Company.

    Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code (the "Charitable Beneficiary"). The trustee of the trust will be deemed to own the Excess Stock for the benefit of the Charitable Beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void AB INITIO with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the Charitable Beneficiary. Any vote cast by an original transferee-stockholder of shares of capital stock constituting Excess Stock prior to the discovery by the Company that shares of capital stock have been transferred in violation of the provisions of the Company's Articles of Incorporation shall be rescinded as void AB INITIO. While the Excess Stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the Charitable Beneficiary. The trustee of the trust may transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock converted into such Excess Stock would be permitted under the Ownership Limit. If such transfer is made, the interest of the Charitable Beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the Charitable Beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (i) the price paid by the original transferee-stockholder for the shares of capital stock that were converted into Excess Stock or, if the original transferee-stockholder did not give value for such shares (E.G., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which such shares of capital stock were converted for the ten trading days immediately preceding such sale or gift, and (ii) the price received by the trustee from the sale or other disposition of the Excess Stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the Charitable Beneficiary. Any liquidation distributions relating to Excess Stock shall be distributed in the same manner as proceeds of a sale of Excess Stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-stockholder of any shares of Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the shares of Excess Stock and to hold the shares of Excess Stock on behalf of the Company.

    In addition, the Company will have the right, for a period of 90 days during the time any shares of Excess Stock are held in trust, to purchase all or any portion of the shares of Excess Stock at the lesser of (i) the price initially paid for such shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for such shares (E.G., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten trading days immediately preceding such sale or gift, and (ii) the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten trading days immediately preceding the date the Company elects to purchase such shares. The Company may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owned by the original transferee-stockholder to the trustee. The Company may pay the amount of such reductions to the trustee for the benefit of the Charitable Beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

    These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

    All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

    Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of capital stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interest of the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

    The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

    Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

    In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's Common Stock or Preferred Stock, with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that Common Stock or Preferred Stock.

    Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933 (the "Securities Act"). Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby and certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Brown & Wood LLP, New York, New York. Brown & Wood LLP will rely on Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.

                                    EXPERTS

    The consolidated balance sheet of Reckson Associates Realty Corp. and the combined balance sheet of the Reckson Group as of December 31, 1995 and December 31, 1994, respectively, and the consolidated statements of operations, stockholders' equity and cash flows of Reckson Associates Realty Corp. for the period from June 3, 1995 to December 31, 1995 and the related combined statements of operations, owners' deficit and cash flows of the Reckson Group for the period from January 1, 1995 to June 2, 1995 and for the years ended December 31, 1994 and 1993 appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, the combined statement of revenues and certain expenses of the Westchester Properties for the year ended December 31, 1995, appearing in the Company's Form 8-K/A, dated March 27, 1996, and the combined statement of revenues and certain expenses of Landmark Square Properties for the year ended December 31, 1995 and combined statements of revenues and certain expenses of Certain Option Properties for the years ended December 31, 1995, 1994 and 1993 appearing in the Company's Form 8-K, dated October 1, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
The Company...............................................................  S-3
Recent Developments.......................................................  S-4
Use of Proceeds...........................................................  S-5
Price Range of Common Stock and Distribution History......................  S-5
Underwriting..............................................................  S-6
Legal Matters.............................................................  S-7
                                PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Risk Factors..............................................................    3
Use of Proceeds...........................................................   10
Ratios of Earnings to Fixed Charges.......................................   10
Description of Preferred Stock............................................   11
Description of Common Stock...............................................   17
Description of Warrants...................................................   18
Restrictions on Ownership of Capital Stock................................   19
Federal Income Tax Considerations.........................................   21
Plan of Distribution......................................................   22
Legal Matters.............................................................   22
Experts...................................................................   23

                                1,500,000 SHARES

                               RECKSON ASSOCIATES
                                  REALTY CORP.

                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              MERRILL LYNCH & CO.

                                OCTOBER 16, 1996

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